UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

KYNDRYL HOLDINGS, INC.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

50155Q 100
(CUSIP Number)

December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50155Q 100	SCHEDULE 13G	Page 2 of 6

1	NAME OF REPORTING PERSON International Business Machines Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 (See Note 1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 44,603,072
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,603,072
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.9% (See Note 2)
12	TYPE OF REPORTING PERSON CO

Note 1: On November 3, 2021, International Business Machines Corporation (“IBM”) completed the separation of Kyndryl Holdings, Inc. (the “Company”) through the distribution of 80.1% of the shares of common stock of the Company (“Common Stock”) to holders of IBM’s common stock (the “Spin-Off”). Immediately following the Spin-Off, IBM directly owned 44,603,072 shares, or 19.9%, of the outstanding shares of Common Stock. Pursuant to a Stockholder and Registration Rights Agreement, dated as of November 2, 2021 (the “Stockholder and Registration Rights Agreement”), between IBM and the Company, IBM granted to the Company a proxy to vote the shares of Common Stock owned by IBM immediately after the distribution in proportion to the votes cast by the Company’s other stockholders.

Note 2: The denominator for this calculation is based on 224,136,041 shares of Common Stock outstanding as of November 11, 2021, as reported in the Company’s Form 10-Q filed with the U.S. Securities and Exchange Commission on November 22, 2021.

CUSIP No. 50155Q 100	SCHEDULE 13G	Page 3 of 6

Item 1.	(a)	Name of Issuer:

Kyndryl Holdings, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

One Vanderbilt Avenue, 15th Floor, New York, New York 10017

Item 2.	(a)	Name of Person Filing:

International Business Machines Corporation

	(b)	Address of Principal Business Office, or if none, Residence:

One New Orchard Road, Armonk, New York 10504

	(c)	Citizenship:

New York

	(d)	Title of Class of Securities:

Common Stock, $0.01 par value

	(e)	CUSIP Number:

50155Q 100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	[__] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
	(b)	[__] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	[__] Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	[__] Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	[__] An investment adviser in accordance with Rule 240.13d-1(b)(1)(ii)(E);
	(f)	[__] An employee benefit plan or endowment fund in accordance with Rule 240.13d-1(b)(1)(ii)(F);
	(g)	[__] A parent holding company or control person in accordance with Rule 240.13d-1(b)(1)(ii)(G);
	(h)	[__] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[__] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3); or
	(j)	[__] Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________________.

CUSIP No. 50155Q 100	SCHEDULE 13G	Page 4 of 6

Item 4.	Ownership.

Explanatory Note: On November 3, 2021, IBM completed the Spin-Off. Immediately following the Spin-Off, IBM directly owned 44,603,072 shares, or 19.9%, of Common Stock.

	(a)	Amount Beneficially Owned:

44,603,072 shares of Common Stock

	(b)	Percent of Class:

19.9%. The percent of class is based on a denominator of 224,136,041 shares of Common Stock outstanding as of November 11, 2021, as reported in the Company’s Form 10-Q filed with the U.S. Securities and Exchange Commission on November 22, 2021.

	(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

0

In connection with the Spin-Off, IBM and the Company entered into the Stockholder and Registration Rights Agreement, pursuant to which IBM granted to the Company a proxy to vote the shares of Common Stock owned by IBM immediately after the Spin-Off in proportion to the votes cast by the Company’s other stockholders. As a result, IBM does not exercise voting power over any of the shares of Common Stock that it directly owns.

(ii) shared power to vote or to direct the vote:

0

(iii) sole power to dispose or to direct the disposition of:

44,603,072

(iv) shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

CUSIP No. 50155Q 100	SCHEDULE 13G	Page 5 of 6

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

CUSIP No. 50155Q 100	SCHEDULE 13G	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022

INTERNATIONAL BUSINESS MACHINES CORPORATION

By:	/s/ Frank Sedlarcik
	Name:	Frank Sedlarcik
	Title:	Vice President, Assistant General Counsel and Secretary